December 31, 2014

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HF2 Financial Management Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed December 11, 2014

File No. 001-35848

Dear Ms. Hayes:

This letter sets forth the response of HF2 Financial Management Inc. (the “Company”) to the comment letter, dated December 23, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 1 to the Company’s proxy statement on Schedule 14A filed on December 11, 2014 (the “Prior Proxy Statement”). In order to ease your review, the Company has repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 2 to the Prior Proxy Statement (the “Proxy Statement”). The Company also notes that the Proxy Statement includes unaudited financial statements as of and for the period ended September 30, 2014 for both the Company and ZAIS Group Parent, LLC (“ZGP”).

Summary, page 1

1.	In the investor presentation included with your supplemental soliciting materials, filed on a Form 8-K on December 15, 2014, you highlight that the equity that ZAIS employees will receive is subject to “long term vesting provisions.” You also discuss the fact that employee equity owners are subject to restrictive covenants. Please revise this section, as well as other relevant portions of the proxy, to provide more specific disclosure of the restrictive covenants and vesting provisions and explain why these provisions help promote alignment between ZAIS and HF2.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 8, and 130-131 of the Proxy Statement.

2.	Revise this section to discuss the impact of a determination by HF2 shareholders not to approve the business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4-5 of the Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 75

3.	We have read your response to comment 10. We note that you have revised your stockholder’s equity section on the pro forma balance sheet to include a subtotal titled “Total Equity Attributable to ZGP Members”, which represents the sum of the Total Equity of H F2 Financial Management (i.e., parent’s equity) and non-controlling interest in ZGP. While we do not object to separate presentation of the noncontrolling interests in ZGP from the noncontrolling interests of the Consolidated Funds, we are unclear how your current presentation, which includes a subtotal for “Equity Attributable to ZGP Members” complies with the guidance in ASC 810-10-45-16 and 810-10-55-4I. Please provide us your basis in U.S. GAAP to support this presentation or remove this subtotal from your Unaudited Pro Condensed Combined Balance Sheet on pages 75 and 81.

Response:	In response to the Staff’s comment, the Company has deleted the subtotal for “Total Equity Attributable to ZGP Members” in the Unaudited Pro Forma Condensed Combined Balance Sheets on pages 79-80 and 88-89 of the Proxy Statement.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 76

4.	We have read your response to comment 11. Please expand your footnotes to pro forma adjustments (9) and (10) on pages 76 and 82, respectively, to clarify that the respective ownership percentages do not include the Class B units expected to be issued to ZAIS employees shortly after closing, or the Additional Founder Units and Additional Employee Units that may be issued during the first five years after closing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the footnotes to pro forma adjustments (9) and (10) on pages 81 and 90 of the Proxy Statement.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, assuming no conversion, for the six months ended June 30, 2014, page 78

5.	We have read your response to comment 12. You disclose on page 2 and throughout this filing that it is contemplated that, following the consummation of the Business Combination, ZGP will issue up to 1,600,000 Class B Units. Please tell us whether the issuance of these units is part of the contractual terms within the Investment Agreement or other agreement associated with this Business Combination. If not, please explain how you determined that the “contemplated issuance” of these units was factually supportable and directly attributable to the Business Combination transaction. Alternatively, please revise your pro forma consolidated statement of operations on pages 77, 79, 83, and 85 to remove this adjustment.

Response:	In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined statement of operations on pages 82-83, 85-86, 91-92 and 94-95 of the Proxy Statement to remove the adjustment relating to the expense for the 1,600,000 Class B Units. The Company has, however, retained in footnote (11) a description of the 1,600,000 Class B Units and the expense that would have been recorded during the relevant periods.

6.	We have read your response to comment 13. Your response indicates that although the timing of the issuance of the Additional Employee Units is uncertain, the timing is within your control and you intend to issue 100% of these units. However, your disclosures indicate that the issuance of these Additional Employee Units is contingent on your Total Per Share Value, as defined, exceeding specified thresholds during the five years after closing of the transaction. Therefore, it remains unclear how you determined that the issuance of these additional units is factually supportable, given that significant uncertainties exist around the ultimate amount of additional units that will be issued, if any. Furthermore, it is unclear as to how the potential issuance of these additional units is directly attributable to the Business Combination transaction unless evidenced by contractual provisions in the related agreements. Please advise us as to why you continue to believe this transaction is factually supportable and directly attributable to the business combination transaction or remove this pro forma adjustment accordingly.

Response:	In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined statement of operations on pages 82-83, 85-86, 91-92 and 94-95 of the Proxy Statement to remove the adjustment relating to the expense for the Additional Employee Units. The Company has, however, retained in footnote (12) a description of the Additional Employee Units and the expense that would have been recorded during the relevant periods.

Background of the Business Combination, page 113

HF2’s Board of Directors’ Reasons for the Approval of the Business Combination, page 117

7.	Please tell us if the HF2 board was aware of the implied valuation used by ZAIS in cashing out minority interests in 2012 and early 2014. If the board was aware of the valuation, revise this section to clarify whether the board considered the valuation in reaching its determination to recommend that shareholders approve the business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 131-132 and 176 of the Proxy Statement.

ZGP Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 184

Overview, page 184

8.	We note your response to comment 33 and the revisions made to pages 184 and 185 with respect to your disclosure of Net Income of ZGP. Given that this income measure excludes the impact of consolidating the ZAIS Managed Entities, it would appear to meet the definition of a non-GAAP measure under Item 10(e) of Regulation S-K. Accordingly, please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 198-199 of the Proxy Statement.

H2F Financial Management

Audited Condensed Financial Statements for the year ended December 31, 2013 and the period from October 5, 2012 (inception) through December 31, 2012

Note 8 – Stockholder Equity, page F-25

Class A Common Stock, page F-26

9.	We have read your response to comment 39. In your response you state that the only circumstance in which all of the public shares outstanding would be redeemed would be upon a failed business combination and the subsequent liquidation of the company. You also state that under ASC 480-10-S99-3f, ordinary liquidation events do not result in an equity instrument being subject to ASR 268. However, ASC 480-10-S99-3f also states that deemed liquidation events that require (or permit at the holder’s option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268. Please tell us how you considered this guidance given that certain holders of your Class A Common Stock (i.e., Founders’ Shares and Sponsors’ Shares) do not have the same redemption rights upon liquidation as your public shareholders. Furthermore, clarify whether the redemption price is fixed at $10.50 per share and what would happen if all holders of public shares requested redemption. In this regard, would all public shares be redeemed at a redemption price less than $10.50 per share or would all requested redemptions be nullified?

Response:

Background

The Company is a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”). Upon the closing of the Company's initial public offering, including the over-allotment option and proceeds from simultaneous private placements, $184,747,500 (representing $10.50 per public share) was deposited in a trust account (the “Trust Account”). The remaining net proceeds of the initial public offering and the contemporaneous private placements that were not deposited into the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, interest income on the funds held in the Trust Account may be released to the Company to pay its income, franchise and other tax obligations and to pay for its working capital requirements in connection with searching for a Business Combination.

As set forth in Paragraph D of Article FIFTH of the Company's amended and restated articles of incorporation, if the Company is unable to consummate an initial Business Combination before March 21, 2015, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding shares sold in its initial public offering (i.e., the public shares), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined below), including any interest but net of taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (except for the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining stockholders and board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company's obligations under Delaware law to provide for claims of creditors and to the requirements of other applicable law. We refer to the dissolution and liquidation of the Company following its failure, for any reason, to consummate an initial Business Combination as the “Liquidation Scenario.”

As set forth in Paragraph B of Article FIFTH of the Company's amended and restated articles of incorporation, the Company must seek stockholder approval of any proposed Business Combination at a meeting called for such purpose at which holders of public shares may seek to redeem their shares into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and interest income). The Company may only consummate a proposed Business Combination if it would have net tangible assets of at least $5,000,001 upon consummation of the Business Combination and a majority of the outstanding shares of the Company voted are voted in favor of the Business Combination. Further, the Company is obligated to pay an aggregate cash advisory fee of 4.0% of the gross proceeds of its initial public offering (which would be $7,038,000) to EarlyBirdCapital, Inc. and Sandler O'Neill & Partners, L.P. as advisors and investment bankers upon consummation of the Business Combination. Because this cash advisory fee is due and payable upon the consummation of the Business Combination, the Company will be required to have at least $12,038,001 of net tangible assets on hand immediately prior to the Business Combination but after all permitted shareholder redemptions have been effected. Paragraph C of Article FIFTH of the Company's amended and restated articles of incorporation clarifies that if the Business Combination is not approved or completed for any reason, then the holders of public shares who elected to exercise their redemption rights will not be entitled to convert their public shares and requires the Company to promptly return any public shares delivered to it by such holders. We refer to the consummation of an initial Business Combination by the Company as the “Business Combination Scenario.”

As set forth in Paragraph E of Article FIFTH of the Company's amended and restated articles of incorporation, a holder of public shares is entitled to receive distributions from the Trust Account only in the event (i) such holder of public shares demands redemption of its shares in connection with a Business Combination that is consummated, or (ii) the Company has not consummated a Business Combination by March 21, 2015, in which case distributions may be made without regard to whether the Company has been dissolved and liquidated. Except as may be required under applicable law, in no other circumstances shall a holder of public shares have any right or interest of any kind in or to the Trust Account. After the distribution of the proceeds held in the Trust Account in a Liquidation Scenario, Paragraph B(iii) of Article FOURTH of the Company's amended and restated articles of incorporation provides that, in the event of any liquidation, dissolution or winding up of the Company, after payments to creditors and to the holders of any Preferred Stock that may at the time be outstanding, the holders of shares of Class B Common Stock shall be entitled to receive an amount per share of Class B Common Stock equal to the par value thereof, following which the holders of shares of Class A Common Stock shall be entitled to receive all remaining assets and funds of the Company available for distribution in proportion to the number of shares held by them.

Accounting Treatment

The redemption features of the Company's public shares, which are unique to certain blank check companies known as special purpose acquisition companies (“SPAC”), are limited to two specific scenarios: the Liquidation Scenario and the Business Combination Scenario.

The Liquidation Scenario

The Company believes the Liquidation Scenario qualifies as an “ordinary liquidation event” under ASC 480-10-S99-3f. According to ASC 480-10-S99-3f, "ordinary liquidation events, which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268. While ASC 480-10-S99-3f expressly requires “the redemption and liquidation of all of an entity's equity instruments” in the definition of an ordinary liquidation event, there is no requirement that all classes of equity instruments have the same redemption rights upon liquidation.

In the Liquidation Scenario, Paragraph D of Article FIFTH of the Company's amended and restated articles of incorporation requires the Company to (i) cease all operations, (ii) redeem 100% of the outstanding public shares (which redemption will completely extinguish public stockholders' rights as stockholders except for the right to receive further liquidation distributions, if any) and (iii) dissolve and liquidate. Paragraph B(iii) of Article FOURTH of the Company's amended and restated articles of incorporation further requires that, in the event of any liquidation, dissolution or winding up of the Company, after payments to creditors and to the holders of any preferred stock that may at the time be outstanding, the holders of shares of Class B Common Stock shall be entitled to receive an amount per share of Class B Common Stock equal to the par value thereof, following which the holders of shares of Class A Common Stock shall be entitled to receive all remaining assets and funds of the Company available for distribution in proportion to the number of shares held by them. Shares of Class A Common Stock include public shares, sponsor shares and founders' shares. In separate agreements, each of the holders of the sponsor shares and founders' shares has agreed to waive his or its rights to participate in any distributions upon a liquidation of the Company. Because of the magnitude of expenses incurred and expected to be incurred in operating the Company and pursuing an initial Business Combination, the Company would not expect to have any “remaining assets and funds” available for distribution in the Liquidation Scenario, but the actual circumstances could vary.

In short, in a Liquidation Scenario, the Company is required to dissolve and liquidate. In consideration of these facts and circumstances, the Company believes these requirements meet the definition of an “ordinary liquidation event” under ASC 480-10-S99-3f resulting in the “final liquidation of the entity,” the Company has concluded its public shares are not subject to ASR 268 with respect to the Liquidation Scenario.

The Business Combination Scenario

The Company believes the Business Combination Scenario qualifies as a “deemed liquidation event” under ASC 480-10-S99-3f which, according to ASC 480-10-S99-3f, may result if “the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity.” This definition aligns closely with the Company's strategic objectives as a SPAC; the Company does not currently have any operations and expects any Business Combination to result in a change-in-control whereby the proposed target would assume control of the combined company post-closing and continue to operate the business going forward.

In the Business Combination Scenario, Paragraph B of Article FIFTH of the Company's amended and restated articles of incorporation provides holders of public shares the opportunity to seek to convert their shares into their pro rata share of the Trust Account in connection with the shareholder vote on a proposed Business Combination. However, the Company's articles of incorporation provide further requirements which limit the requirements of the Company to effect the conversion. First, Paragraph C of Article FIFTH provides that if the Business Combination is not approved or completed for any reason, then the holders of public shares who elected to exercise their conversion rights will not be entitled to convert their public shares and requires the Company to promptly return any public shares delivered to it by such holders. Second, Paragraph B of Article FIFTH prohibits the Company from consummating a proposed Business Combination if it would have net tangible assets of less than $12,038,001 of net tangible assets (including the amount of the advisory fee described above) on hand immediately prior to the Business Combination but after all permitted shareholder conversions have been effected.

Because the contractual provisions of the Company's public shares “may require [their] redemption by the issuer upon the” consummation of the Business Combination (if so requested by the holder) and because the Company is expected to remain in existence post-Business Combination, the Company has concluded the Business Combination Scenario meets the definition of a “deemed liquidation event” under ASC 480-10-S99-3f. Therefore, the Company has concluded its public shares are subject to ASR 268 with respect to the Business Combination Scenario.

In the Business Combination Scenario, while each public share entitles its holder to request to redeem that share in connection with the consummation of the Business Combination, the Company is not required to effect such a redemption unless the Business Combination is consummated. (In the event a proposed Business Combination is not consummated, for whatever reason, the Company would be free to pursue and propose another Business Combination, time permitting, or would proceed to the Liquidation Scenario.) Therefore, the net tangible asset requirement imposed by Paragraph B of Article FIFTH of the Company's amended and restated articles of incorporation effectively establishes an upper limit on the number of public shares which holders, in aggregate, may require the Company to redeem in any Business Combination Scenario.

As of December 31, 2013, the Company had net tangible assets of $185,266,590 ($185,556,694 less $290,104). Therefore, in connection with consummating a Business Combination on that date, the Company could have allocated a maximum of $173,228,589 ($185,266,590 less $12,038,001) to fund redemptions of public shares.

Since the Company is permitted to withdraw interest income, but not any of the original principal balance, from the Trust Account to cover income taxes and other operating expenses of the Company between the initial public offering and the consummation of the Business Combination, the Company has assumed that the balance in the Trust Account at the time of the consummation of the Business Combination will be its initial value of $184,747,500, or $10.50 per public share, and that all stockholder redemptions will be executed at a price of $10.50 per share, the pro rata amount per public share.

Therefore, as of December 31, 2013, the Company had the capacity to provide for redemptions for up to 16,497,960 public shares in connection with the consummation of an initial Business Combination. Since all conversions are required to be paid as a pro rata share of the amount in the Trust Account, in accordance with Paragraph B of Article FIFTH of the Company's amended and restated articles of incorporation, the Company cannot reduce the conversion price to accommodate the conversion of more public shares. Any incremental redemptions requested above this amount, up to and including requests for redemptions representing 100% of the Company's public shares, would cause the Company's net tangible assets to fall below the minimum threshold required to consummate an initial Business Combination contained in Paragraph B of Article FIFTH of the Company's amended and restated articles of incorporation, and as such, the Company would be prohibited from consummating its initial Business Combination, and all of the requested redemptions would be nullified under Paragraph C of Article FIFTH of the Company's amended and restated articles of incorporation.

Therefore, as of December 31, 2013, the Company could have been required to redeem up to 16,497,960 shares in a Business Combination Scenario but, under no circumstances other than the Liquidation Scenario, could the Company have been required to redeem any public shares in excess of this amount. Therefore, with reference to the requirements of ASR 268, the Company has concluded the appropriate accounting treatment for its public shares is to classify the potential proceeds distributable upon redemption of 16,497,960 public shares (or $173,228,580) as temporary equity and to classify the balance of the Company's equity as permanent equity.

ZAIS Group Parent, LLC and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012 Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-68

Members’ Equity – ZAIS, page F-74

10.	We have read your response to comment 43. Please expand your disclosure to discuss your goodwill impairment methodology.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-41 of the Proxy Statement.

Note 6 – Variable Interest Entities, page F-94

Securitized Structures, page F-94

11.	We have read your response to comment 43. Please expand your disclosure to briefly explain why your warehouse stage CLOs are not required to be consolidated.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-60 and F-61 of the Proxy Statement.

Proxy Card

12.	Please revise your proxy card so as to separately list the changes being made in your certificate of incorporation so your shareholders can readily understand how their votes will impact the changes to your corporate structure.

Response:	In response to the Staff’s comment, the Company has revised the proxy card to separately list the changes being made in the Second Amended and Restated Certificate of Incorporation.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (212) 207-1013, Floyd I. Wittlin at (212) 705-7466 or Jim Collins at (212) 705-7167.

Sincerely,

/s/ R. Bradley Forth
R. Bradley Forth
Executive Vice President and
Chief Financial Officer

cc:	Floyd I. Wittlin (Morgan, Lewis & Bockius LLP)

Jim Collins (Morgan, Lewis & Bockius LLP)